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                               HARRISON LAW, P.A.
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               Serving the World from the Greater Tampa Bay Area
Diane J. Harrison                                  8955 U.S. Hwy 301 N., No. 203
Bar Admissions: Nevada and Florida                        Parrish, Florida 34219
www.harrisonlawpa.com                                      Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                         diane@harrisonlawpa.com
June 28, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION: Kevin Dougherty, Staff Attorney

RE:   First Independence Corp. ("the Company")
      Amendment No. 2 to Registration Statement on Form S-1
      File No. 333-180655 Filed June 14, 2012

Dear Mr. Dougherty:

In response to your letter of June 28, 2012 addressed to the Company with your comment on the Company's Registration Statement on Form S-1, filed June 14, 2012, we herewith provide the Company's response to your comment. For your convenience, we restated the Staff's comment and followed it with the Company's response. References in this letter to "we," "our" or "us" mean the Company as the context may require.

     1. PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDES IN RELIANCE ON
         SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

RESPONSE:

In answer to your first request, we intend to rely solely on the S-1 - no other written materials will be provided to qualified institutional buyers or institutional accredited investors. In response to your second request, as disclosed in the registration statement, the offering is being conducted by our sole officer and director on a best efforts basis - no brokers or dealers will be involved with the offering, thus no research reports will be published or distributed. Accordingly, no changes were made to the S-1.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.